SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

  IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an english translation of the letter dated February 26, 2015 filed by the company with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires

By letter dated February 26, 2015 . The Company reported that its Board of Directors has called an Ordinary Shareholders's Meeting to be held on March 26, 2015, at 9:00hs outside the registered office, at Bolivar 108, Floor 1, City of Buenos Aires to discuss the following agenda:

1.- Appointment of two shareholders to sign the minutes of the Shareholder's Meeting.

2.- Consideration of advanced payment of a cash dividend attributed to the current year up to the amount of AR$ 298,500,000.- (PESOS TWO HUNDRED AND NINETY-EIGHT MILLION FIVE HUNDRED THOUSAND).-  and consideration of the special quarterly balance sheet ended as of December 31, 2014 taken as a basis for calculation thereof. Authorizations and other documents in accordance with current regulations.-

3.- Consideration of an increase in the amount under the Global Non-Convertible Note Issuance Program up to an outstanding amount of USD 300,000,000 (Dollars Three Hundred Million) (or the equivalent amount in other currencies) approved at the shareholders’ meeting held on October 31, 2011 (the “Program”) up to an additional amount of USD 200,000,000 (Dollars Two Hundred Million) (or the equivalent amount in other currencies).

4.- Consideration of (i) delegation to the Board of Directors of the broadest powers to implement the increase in the program amount and/or reduction and to establish the program terms and conditions not expressly approved at the shareholders' meeting including the time, amount, term, placement procedures and other terms and conditions applicable to different classes and/or series of notes issued thereunder; (ii) the Board’s authorization to (a) approve, enter into, deliver and/or execute any agreement, contract, document, instrument and/or security related to the program creation and/or amount increase implementation and/or issuance of different classes and/or series of notes thereunder, (b) apply for and pursue before the national exchange commission authorization for the public offering of such Notes, (c) if applicable, apply for and pursue before any authorized domestic and/or foreign stock exchange and/or securities exchange authorization for listing and trading of such notes, and (d) take any action, make any filing and/or engage in any process related to the program and/or amount increase and/or issuance of different classes and/or series of notes under the Program; and (iii) the Board’s authorization to delegate the powers and authority in (i) and (ii) above to one or more of its member(s).

Note: The book-entry share register is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting you will be required to obtain a certificate of the book-entry share account kept by CVSA and submit it for deposit at Florida 537, 18th Floor, City of Buenos Aires -10:00 am to 06:00 pm- until March 18, 2015. Records of admission to the Shareholders’ Meeting will be delivered.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.
February 27, 2015
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets